

Mail Stop 4631

June 9, 2017

<u>Via E-mail</u>
Mr. Robert M. Roche
Vice President and Chief Financial Officer
Carlisle Companies Incorporated
16430 North Scottsdale Road, Suite 400
Scottsdale, AZ 85254

> **Re: Carlisle Companies Incorporated**
> **Form 10-K**
> **Filed February 13, 2017**
> **File No. 1-9278**

Dear Mr. Roche:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. We may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>Form 10-K for the year ended December 31, 2016</u>

<u>Management's Discussion and Analysis, page 15</u>

<u>Results of Operations, page 18</u>

1. On page 23 you mention that the 2016 effective tax rate was primarily due to the impairment of goodwill and reduced in part by federal foreign tax credits. The rate reconciliation on page 68 shows an impact of tax credits of ($10.7 million) in 2016, compared to nil in 2015 and 2014. Given the materiality and lack of disclosure surrounding this item, please explain to us the transaction(s) generating the credits and/or the nature thereof, the jurisdiction and expiration dates of the most significant credits and why there is no impact in 2015 and 2014. Revise your disclosures in MD&A accordingly to the extent material.

Form 10-Q for the period ended March 31, 2017

Management's Discussion and Analysis, page 26

Business Performance, page 26

2. We note your tabular presentation of EBIT and EBIT margin preceding Income from continuing operations, as well as in the Summary of Consolidated Financial Results on page 17 of your December 31, 2016 Form 10-K. Please provide a discussion comparing Income from continuing operations from the respective prior year period more prominently than your discussion of EBIT and EBIT margin. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the Non-GAAP C&DI available at www.sec.gov.

Critical Accounting Estimates, page 35

3. We note your CBF segment increase of sales of 1.7% was the first increase experienced since the third quarter of fiscal 2014 and segment EBIT continued to experience decreases. Please tell us how management considered the need for disclosure regarding potential additional impairments to CBF as you have done in previous periodic reports. Disclosure regarding any known trends or uncertainties is required by Item 303 of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jenn Do at (202) 551-3743 or me at (202) 551-3854 with any questions.

Sincerely,

/s/ Terence O'Brien for

Melissa N. Rocha
Senior Assistant Chief Accountant
Office of Manufacturing and
Construction